Exhibit (r)

Entities in a Control Relationship with SIMNA Inc.

Schroders plc England

Schroder Administration Limited England

Schroder International Holdings Limited England

Schroder US Holdings Inc. USA

Schroder Fund Advisors LLC USA

Oficina de Representacion de Schroder Investment Management North America Inc. (Colombia) (Representative Office) Colombia